Mail Stop 4561   May 15, 2008

Thomas A. Broughton III
President and Chief Executive Officer
ServisFirst Bancshares, Inc.
3300 Cahaba Road, Suite 300
Birmingham, AL 35223

>   **Re: ServisFirst Bancshares, Inc.**
>   **Form 10/A**
>   **Filed May 13, 2008**
>   **File No. 0-53149**

Dear Mr. Broughton:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10/A

General

1. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Executive Compensation

Compensation Discussion and Analysis

   Annual Short-Term Incentive Compensation, page 59

2. Please refer to prior comment 3 from our letter dated May 6, 2008. In response to

our prior comment, you have included a table specifying the applicable performance target categories that were considered by the committee in determining the amount of short-term cash incentive compensation for each named executive officer. However, you should also disclose whether the performance measurements were actually achieved, or, to the extent that they were not achieved, you should discuss the committee's rationale for approving the short-term incentive compensation ultimately awarded. Please revise. Refer to Item 402(b)(1)(v) of Regulation S-K.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or John Nolan,

Thomas A. Broughton III
President and Chief Executive Officer
ServisFirst Bancshares, Inc.
Page 3

Accounting Branch Chief, at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at 202-551-3583 or me at 202-551-3436 with any other questions.

Sincerely,

Gregory Dundas
Senior Attorney

cc: By Fax (205) 324-1133
        William K. Holbrook
        Haskell Slaughter Young & Rediker, LLC